Via Facsimile and U.S. Mail
Mail Stop 6010

August 9, 2007

Ms. Rita M. O'Connor
Chief Financial Officer
Adams Respiratory Therapeutics, Inc.
4 Mill Ridge Lane
Chester, NJ 07930

Re: Adams Respiratory Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 28, 2006
File No. 000-51445

Dear Ms. O'Connor:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief